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Exhibit 11.4

ALLEGIANCE TELECOM, INC.
(Debtors and Debtors-In-Possession)
COMPUTATION OF PER SHARE EARNINGS (LOSS)
SIX MONTHS ENDED JUNE 30, 2002
(Dollars in thousands, except per share amounts)

	Number of Shares	Percent Outstanding	Equivalent Shares
Prior to Initial Public Offering
1997 Common Stock Offering	639	100.00%	639
After Initial Public Offering
1998 Common Stock Offering	15,000,000	100.00%	15,000,000
Preferred Stock Converted to Common Stock	60,511,692	100.00%	60,511,692
1999 Common Stock Offering	21,041,100	100.00%	21,041,100
2000 Common Stock Offering	10,703,109	100.00%	10,703,109
Cash in Lieu of Stock Split	(577)	100.00%	(577)
Treasury Shares	(327,495)	100.00%	(327,495)
Warrants	765,833	100.00%	765,833
Stock Options Exercised	1,362,257	97.82%	1,332,593
Employee Stock Discount Purchase Plan Shares Issued	1,765,706	85.22%	1,504,683
Common Stock Issued for Business Acquisitions	5,558,747	99.26%	5,517,685

WEIGHTED AVERAGE SHARES OUTSTANDING			116,049,262
NET LOSS APPLICABLE TO COMMON STOCK			$(339,405,000)

NET LOSS PER SHARE, BASIC AND DILUTED			$(2.92)

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  Exhibit 11.4
ALLEGIANCE TELECOM, INC. (Debtors and Debtors-In-Possession) COMPUTATION OF PER SHARE EARNINGS (LOSS) SIX MONTHS ENDED JUNE 30, 2002 (Dollars in thousands, except per share amounts)